================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*

                                  ------------

                           Sun-Times Media Group, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                            Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    86688Q100
                      (CUSIP Number of Class of Securities)

                                  Abner Kurtin
                             K Capital Partners, LLC
                                  75 Park Plaza
                                Boston, MA 02116
                                 (617) 646-7728

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  ------------

                                 March 17, 2008
             (Date of Event which required Filing of this Statement)

                                  ------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Structure Arbitrage Offshore, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            4,663,517 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            4,663,517 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,663,517 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.1%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Offshore Master Fund (U.S. Dollar), L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            3,457,795 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            3,457,795 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,457,795 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.3%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Management, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Massachusetts
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            8,121,312 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            8,121,312 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,121,312 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.4%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: IA/OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Partners, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            8,121,312 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            8,121,312 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,121,312 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.4%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Harwich Capital Partners, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            8,121,312 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            8,121,312 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,121,312 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.4%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Abner Kurtin
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            8,121,312 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            8,121,312 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,121,312 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.4%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

      This Amendment No. 5 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on August 30, 2007 and amended by Amendment No. 1 on September 10, 2007, Amendment No. 2 on November 15, 2007, Amendment No. 3 on December 11, 2007 and Amendment No. 4 on January 16, 2008 by K Capital Structure Arbitrage Offshore, L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Management, LLC, K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin (collectively, the "Reporting Persons") with respect to the Class A Common Stock, $0.01 par value per share (the "Common Stock"), of Sun-Times Media Group, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Second Amendment and Restated Joint Filing Agreement, a copy of which was filed as Exhibit D to the Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 4, 5 and 6 are hereby amended and supplemented as follows:

ITEM 4.     PURPOSE OF TRANSACTION

      The Reporting Persons, as large, long-time and concerned stockholders of the Company, are considering their alternatives with respect to their investment in the Company and possible means to maximize shareholder value. The Reporting Persons are considering various strategies to increase the value of the Reporting Persons' investment in the Company, including proposals to effect certain corporate governance changes at the Company, a merger or sale of the Company or a going private transaction. The Reporting Persons have engaged Imperial Capital, LLC ("Imperial Capital") to act as the Reporting Persons' financial advisor in connection with these efforts. The Reporting Persons are also evaluating their options with respect to proposals they may make at the Company's next annual meeting of shareholders. These proposals could include an alternate slate of nominees for election to the Company's board of directors, and shareholder proposals urging the Company to utilize its previously approved authority to buy back shares of the Company's Common Stock, and/or eliminate director fees.

      The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in the Schedule 13D as amended or supplemented, or such as would occur in connection with any of the proposals discussed in the Schedule 13D as amended or supplemented. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the Company's response to the actions suggested by the Reporting Persons, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, but not limited to, purchasing additional Common Stock or other securities of the Company or selling some or all of their Common Stock, communicating with the Company or other investors or conducting a proxy solicitation with respect to the election of directors of the Company.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company's disclosure in its Form 10-K filed on March 12, 2008, that as of February 31, 2008, the Company had 65,405,894 shares of Common Stock outstanding:

  (i) K Capital Structure Arbitrage Offshore, L.P. beneficially owns 4,663,517 shares, or 7.1%, of the Company's outstanding Common Stock.

 (ii) K Capital Offshore Master Fund (U.S. Dollar), L.P. beneficially owns 3,457,795 shares, or 5.3%, of the Company's outstanding Common Stock.

(iii) K Capital Management, LLC, as Investment Manager of the Partnerships, may be deemed to beneficially own 8,121,312 shares, or 12.4% of the Company's Common Stock.

 (iv) K Capital Partners, LLC, as sole General Partner of the Partnerships, may be deemed to beneficially own 8,121,312 shares, or 12.4% of the Company's Common Stock.

  (v) Harwich Capital Partners, LLC, as Managing Member of the General Partner, may be deemed to beneficially own 8,121,312 shares, or 12.4% of the Company's Common Stock.

 (vi) Abner Kurtin, the Managing Member of Harwich, may be deemed to beneficially own 8,121,312 shares, or 12.4% of the Company's Common Stock.

Each of the Investment Manager, the General Partner, Harwich and Mr. Kurtin disclaims beneficial ownership of the shares of Common Stock owned by the Partnerships.

(b) See Items 7 through 10 of the cover page for each Reporting Person.

(c) On March 17, 2008, Offshore purchased 1,803,302 shares of Common Stock on the open market at a price of $0.70 per share.

(d) No person other than each respective owner of Common Stock referred to in this statement is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

1. The Reporting Persons have engaged Imperial Capital to act as financial advisor in connection with any potential acquisition or other transaction involving the Company. The Reporting Persons have agreed to pay Imperial Capital
(i) a retainer fee payable upon execution of the agreement, (ii) a financial advisory fee payable on a monthly basis, (iii) a "trading floor fee," payable in the event that the Company's closing share price remains above a specified price for a specified period and the Reporting Persons have not sold all of their shares, and (iv) a transaction fee payable based on the value per share achieved in the transaction. The Reporting Persons have also agreed to reimburse Imperial Capital for its expenses and indemnify Imperial Capital and its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of their performance of services for the Reporting Persons.


2. In addition to beneficially holding the Common Stock, the Partnerships are parties to the following equity swap arrangements:

      K Capital Structure Arbitrage Offshore, L.P. ("SAO") has entered into equity swap agreements with certain securities brokers under which such brokers agreed to pay SAO an amount equal to any increase at maturity or termination, and SAO agreed to pay such brokers an amount equal to any decrease at maturity or termination, in the official market price of 5,588,825 shares of the Common Stock above or below an initial reference price per share. The brokers will pay to SAO an amount equal to any dividends paid on the shares during the term of the equity swap agreement. All balances will be cash-settled, and neither party acquires any voting or similar rights, or dispositive power over the shares.

      Except as described in Item 4 above and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of the Partnerships.

                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008

                           K CAPITAL MANAGEMENT, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL PARTNERS, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Harwich Capital Partners, LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           HARWICH CAPITAL PARTNERS, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL STRUCTURE ARBITRAGE OFFSHORE, L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           ABNER KURTIN

                           By:  /s/ Abner Kurtin
                               --------------------------------